SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Saga Communications, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

0000886136
(CUSIP Number)

Hoak Public Equities, L.P.
3963 Maple Avenue, Suite 450
Dallas, Texas 75219
(214) 855-2284
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Hoak Public Equities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 420,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 420,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 420,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9392%*
14	TYPE OF REPORTING PERSON PN

*This calculation is based on 6,052,569 shares of Class A Common Stock of the Issuer outstanding as of November 5, 2022, as disclosed on the Issuer’s Form 10-Q filed with the SEC on November 9, 2022.

1	NAME OF REPORTING PERSONS Hoak Fund Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 420,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 420,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 420,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9392%*
14	TYPE OF REPORTING PERSON PN

*This calculation is based on 6,052,569 shares of Class A Common Stock of the Issuer outstanding as of November 5, 2022, as disclosed on the Issuer’s Form 10-Q filed with the SEC on November 9, 2022.

1	NAME OF REPORTING PERSONS Hoak & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 420,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 420,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 420,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9392%*
14	TYPE OF REPORTING PERSON CO

*This calculation is based on 6,052,569 shares of Class A Common Stock of the Issuer outstanding as of November 5, 2022, as disclosed on the Issuer’s Form 10-Q filed with the SEC on November 9, 2022.

1	NAME OF REPORTING PERSONS J. Hale Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 420,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 420,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 420,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9392%*
14	TYPE OF REPORTING PERSON IN

*This calculation is based on 6,052,569 shares of Class A Common Stock of the Issuer outstanding as of November 5, 2022, as disclosed on the Issuer’s Form 10-Q filed with the SEC on November 9, 2022.

1	NAME OF REPORTING PERSONS James M. Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 420,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 420,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 420,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9392%*
14	TYPE OF REPORTING PERSON IN

*This calculation is based on 6,052,569 shares of Class A Common Stock of the Issuer outstanding as of November 5, 2022, as disclosed on the Issuer’s Form 10-Q filed with the SEC on November 9, 2022.

The following constitutes the Schedule 13D (the “Schedule 13D” or the “Statement”) filed by the undersigned.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Class A Common Stock, with a par value of $0.01 (the “Common Stock”), of Saga Communications, Inc., a corporation organized under the laws of the Florida (the “Issuer”). The principal executive office of the Issuer is located at 73 Kercheval Avenue, Grosse Pointe Farms, Michigan.

Item 2.	Identity and Background.
(a)	This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of Hoak Public Equities, L.P., a Texas limited partnership (“HPE”), Hoak Fund Management, L.P., a Texas limited partnership and HPE’s general partner (“Hoak Management”), Hoak & Co., a Texas corporation and the general partner of Hoak Management, James M. Hoak, an individual and Hoak & Co.’s controlling shareholder and Chairman, and J. Hale Hoak, an individual and the President of Hoak & Co. (together, the “Reporting Persons”). Each of Hoak Management, Hoak & Co, James M. Hoak, and J. Hale Hoak, may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock held by HPE.

(b)	The address of the principal business and the principal office of each of the Reporting Persons is 3963 Maple Avenue, Suite 450, Dallas, TX 75219.

(c)	Each of the Reporting Persons is principally engaged in the business of acquiring, holding, voting and disposing of various public and private securities investments.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Both James M. Hoak and J. Hale Hoak are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The total amount of funds used for the purchase of Common Stock by HPE was $11,196,628.49. All of the shares of Common Stock beneficially owned by HPE were paid for using working capital of HPE. Hoak Management does not directly hold any Common Stock but may be deemed to beneficially own the Common Stock owned by HPE. The other Reporting Persons do not hold shares of Common Stock directly but may be deemed to beneficially own the Common Stock owned by HPE.

Item 4.	Purpose of the Transaction.

The Reporting Persons purchased the Common Stock based on the belief that such securities, at current market prices, represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities, and the availability of Common Stock at desirable prices, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Common Stock in open market or private transactions on such terms and at such times as the Reporting Persons deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock and the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date of this Schedule 13D, based upon 6,052,569 shares of Common Stock outstanding (as disclosed on the Issuer’s Form 10-Q filed with the SEC November 9, 2022): (a) HPE directly owns an aggregate of 420,000 shares of Common Stock, representing approximately 6.9392% of the outstanding Common Stock; (b) Hoak Management, in its capacity as HPE’s general partner, may be deemed to beneficially own an aggregate of 420,000 shares of Common Stock, representing approximately 6.9392% of the outstanding Common Stock; and (c) each of Hoak and Co. (in its capacity as the general partner of Hoak Management), James M. Hoak (in his capacity as Hoak & Co.’s controlling shareholder), and J. Hale Hoak (in his capacity as Hoak & Co.’s President) may be deemed to beneficially own an aggregate of 420,000 shares of Common Stock, representing approximately 6.9392% of the outstanding Common Stock.

(b)	Each of HPE and Hoak Management may be deemed to have the sole power to vote or direct the vote and dispose of the shares of Common Stock reported in this Schedule 13D owned directly by HPE. The other Reporting Persons may be deemed to have the sole power to vote or direct the vote and dispose of all shares of Common Stock reported in this Schedule 13D as owned directly by HPE.

(c)	Schedule A hereto sets forth all transactions in the Common Stock within the past 60 days by any Reporting Person. All such transactions were effected on the open market. Except for the transactions set forth on Schedule A, none of the Reporting Persons effected any transaction in the Common Stock during the past 60 days.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Schedule 13D.

(e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Agreement dated December 12, 2022, by and among Hoak Public Equities, L.P., Hoak Fund Management, L.P., Hoak & Co., James M. Hoak and J. Hale Hoak

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	December 12, 2022

Hoak Public Equities, L.P.		Hoak Fund Management, L.P.

By:	Hoak Fund Management, L.P., its general partner	By:	Hoak & Co., its general partner

By:	Hoak & Co., its general partner	By:	/s/ J. Hale Hoak
J. Hale Hoak
By:	/s/ J. Hale Hoak		President
J. Hale Hoak
President

Hoak & Co.		James M. Hoak

By:	/s/ J. Hale Hoak	By:	/s/ James M. Hoak
	J. Hale Hoak		James M. Hoak
President

J. Hale Hoak

By:	/s/ J. Hale Hoak
J. Hale Hoak

Schedule A

Transactions – Last 60 days

Hoak Public Equities, L.P.

Date	Transaction	Shares	Price Per Share
10/13/2022	Purchase	205	$22.53
10/21/2022	Purchase	15,953	$23.02
11/1/2022	Purchase	2	$23.03
11/2/2022	Purchase	3,700	$23.13
11/2/2022	Purchase	24,065	$23.06
11/4/2022	Purchase	380	$23.03
11/14/2022	Purchase	2,747	$23.02
11/15/2022	Purchase	3,000	$23.00
11/15/2022	Purchase	895	$23.03
11/15/2022	Purchase	457	$23.05
11/15/2022	Purchase	214	$23.03
11/21/2022	Purchase	806	$23.53
12/5/2022	Purchase	301	$26.52
12/5/2022	Purchase	250,647	$26.67
12/5/2022	Purchase	154	$26.27
12/5/2022	Purchase	404	$26.27
12/8/2022	Purchase	216	$28.16